                                                  TSX-V: MAD                                OTCBB: MRDDF                        FSE: MRG

Suite 1500 - 701 West Georgia St, Vancouver, BC. V7Y 1C6

Tel: (604) 689-4580    Toll Free: 1-877-689-4580

www.mirandagold.com

DRILLING BEGINS ON MIRANDA GOLD'S BIG BLUE PROJECT

Vancouver, BC, Canada – March 16th, 2011 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) announces that drilling has started at Big Blue, a sediment-hosted gold project in Lander County, Nevada.  Miranda’s exploration funding partner, Ramelius Resources Ltd. (“Ramelius”) (ASX:RMS), plans to drill up to three holes for a total of 3,600 ft (1,097 m).  This is Miranda’s first drill campaign of the 2011 season.

The area to be tested with this first phase of drilling contains soils with gold values from non-detectable to a high of 0.025 oz Au/t (0.850 g Au/t) and rocks with gold values from non-detectable to a high of 1.70 oz Au/t (58.2 g Au/t).  Historic drilling from three holes in the area intersected 20 ft (6.1 m) of 0.007 oz Au/t (0.240 g Au/t), 5 ft (1.5 m) of 0.032 oz Au/t (1.10 g Au/t), and 10 ft (3 m) of 0.071 oz Au/t (2.44 g Au/t).  Inferred northerly trending controls to mineralization are indicated by local disrupted bedding, brecciation, oxidation, quartz veins, silicification, and structurally controlled jasperoid.

Three west or northwest-directed 1200-ft (366 m) angle holes are planned to be drilled on an approximately 1,250 ft (380 m) long cross section through the target area.  These holes will collar in chert and siliceous sediments in the upper plate of the Roberts Mountain Thrust and test more favorable lower-plate carbonates and inferred northerly faults at depth in the vicinity of the surface and historic drill-indicated gold anomalies.  Previous drilling has not tested below a depth of 500 ft (152 m); lower-plate carbonates are projected to be encountered at a depth of from 175 to 375 ft (53 to 114 m) in the planned holes.

The Big Blue Project consists of 255 unpatented lode mining claims covering 8.2 sq mi (21.2 sq km) located in the Toiyabe Range, 13 miles (21 km) north of Austin, Nevada.  The project is on the south margin of the Callaghan Window, a large area exposing Cambrian- through Silurian-age lower-plate carbonate rocks in the footwall of the Roberts Mountains Thrust.  The lower-plate sequence includes the Roberts Mountains, Hanson Creek and Pogonip Formations, of which all are known to be favorable hosts for large, sediment-hosted gold systems in Nevada.

A target analogue for the Big Blue project is the Northumberland deposit in the Toquima Range 39 miles (63 km) south of Austin, Nevada.  Both the Northumberland deposit and Miranda's Big Blue project are within lower-plate windows showing alteration and gold mineralization, but are off the well-defined Carlin and Cortez Trends.  The Northumberland and the Callaghan windows are both associated with similar district-scale stream-sediment anomalies.

The data disclosed in this press release have been reviewed and verified by President & CEO Ken Cunningham, P.G., MSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential.  Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk.  Miranda has ongoing partnerships with Agnico-Eagle (USA) Inc., Montezuma Mines Inc., Navaho Gold Ltd., NuLegacy Corporation, Piedmont Mining Company Inc., Ramelius Resources Ltd., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Joe Hebert, Vice President Exploration 1-775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.

This news release contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “suggest”, “indicate” and other similar words or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements.   Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices.  There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.